SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                           SCHEDULE 13G

           Under the Securities Exchange Act of 1934

                         (Amendment No.5)*

                        Astrosystems, Inc.
______________________________________________________________________
                         (Name of Issuer)

                  Common Stock, $.10 par value
______________________________________________________________________
                   (Title of Class of Securities)

                            046465 10 0
                     ________________________
                          (CUSIP Number)

Check the following box if a fee is being paid with this statement
(   ).  (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall to all other provisions of the Act (however, see the Notes).

CUSIP NO.046465 10 0                           Page  2  of  5   Pages

_____________________________________________________________________
1                                   NAME OF REPORTING PERSON
                                    S.S. or I.R.S. IDENTIFICATION
                                    NO. OF ABOVE PERSON

                                    Seymour Barth
                                    ###-##-####
_____________________________________________________________________
2                                   CHECK THE APPROPRIATE BOX IF A
                                    MEMBER OF A GROUP*
                                                     (a)  (   )
                                                     (b)  (   )

_____________________________________________________________________
3                                   SEC USE ONLY
_____________________________________________________________________
4                                   CITIZENSHIP OR PLACE OF
                                    ORGANIZATION

                                    United States
_____________________________________________________________________
                   5                SOLE VOTING POWER

                                    1,082,499
                   __________________________________________________
 NUMBER OF         6                SHARED VOTING POWER
   SHARES
BENEFICIALLY                        386,487
 OWNED BY          __________________________________________________
   EACH            7                SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                            1,088,616
   WITH            __________________________________________________
                   8                SHARED DISPOSITIVE POWER

                                    250,000
_____________________________________________________________________
9                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                   REPORTING PERSON

                   1,468,986
_____________________________________________________________________
10                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                   EXCLUDES CERTAIN SHARES*

                   X
_____________________________________________________________________
11                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   29.2%
_____________________________________________________________________
12                 TYPE OF REPORTING PERSON*

                   IN
_____________________________________________________________________


                   *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)    Name of Issuer:

             Astrosystems, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:

             6 Nevada Drive
             Lake Success, New York  11042

Item 2(a)    Name of Person Filing:

             Seymour Barth

Item 2(b)    Address of Principal Business Office or, if none,
             Residence:

             6 Nevada Drive
             Lake Success, New York  11042

Item 2(c)    Citizenship:

             United States of America

Item 2(d)    Title of Class of Securities:

             Common Shares, par value $.10 per share

Item 2(e)    CUSIP Number:

             046465 10 0

Item 3 This statement is not filed pursuant to Rule 13d-l(b) or 13d-2(b).

Item 4(a)    Amount Beneficially Owned as of December 31, 1995:

             1,468,986 (including 439,987 shares issuable upon the exercise of options which were exercisable as of December 31, 1995 or within 60 days thereafter). Includes 136,487 shares contributed to the Issuer's 401(k) Plan over which Mr. Barth, Gilbert H. Steinberg and Elliot Bergman have voting power as trustees (including 6,117 shares allocated to the account of Mr. Barth). Includes 250,000 shares held in trust for the benefit of Mr. Barth's family, as to which trust Mr. Barth serves as co-trustee. Excludes 110,000 shares held in trust for the benefit of Mr. Barth's children, as to which shares Mr. Barth disclaims beneficial ownership.

Item 4(b)    Percent of Class:

             29.2%

Item 4(c)    Number of shares as to which such person has:

             (i) sole power to vote or to direct the vote: 1,082,499

            (ii) shared power to vote or to direct the vote: 386,487

           (iii) sole power to dispose or to direct the disposition of: 1,088,616

            (iv) shared power to dispose or to direct the disposition
                 of:  250,000

Item 5    Ownership of Five Percent or Less of a Class.

          Inapplicable.

Item 6    Ownership of More than Five Percent on Behalf of
          Another Person.

          Reference is made to Item 4(a) hereof.

Item 7    Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the Parent Holding Company.

          Inapplicable.

Item 8 Identification and Classification of Members of the Group.

          Inapplicable.

Item 9    Notice of Dissolution of Group.

          Inapplicable.

Item 10   Certification.

          Inapplicable.

                              SIGNATURE




          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 14, 1996
                                   __________________________________
                                            Date


                                       /s/ Seymour Barth
                                   __________________________________
                                          Signature


                                        Seymour Barth
                                   __________________________________
                                           Name